UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Leading Brands, Inc.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
52170U207
(CUSIP Number)
December 31, 2016
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 52170U207

1	NAME OF REPORTING PERSON Friends of Eden LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 34,826
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 34,826
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,826
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.24%
12	TYPE OF REPORTING PERSON OO

CUSIP No.: 52170U207

1	NAME OF REPORTING PERSON Benjamin Partners LLC Retirement Plan Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,680
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,680
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,680
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON EP

CUSIP No.: 52170U207

1	NAME OF REPORTING PERSON B.H.C. Partners LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,640
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,640
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,640
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.13%
12	TYPE OF REPORTING PERSON OO

CUSIP No.: 52170U207

1	NAME OF REPORTING PERSON Combined Partners LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ne York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,224
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,224
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,224
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.72%
12	TYPE OF REPORTING PERSON OO

CUSIP No.: 52170U207

1	NAME OF REPORTING PERSON LifeWise Family Financial Security, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 61,817
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 61,817
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,817
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.21%
12	TYPE OF REPORTING PERSON CO

CUSIP No.: 52170U207

1	NAME OF REPORTING PERSON Anne Angowitz I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 652
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 652
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 52170U207

1	NAME OF REPORTING PERSON Blair Axel I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 168,025
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 168,025
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,025
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 52170U207

1	NAME OF REPORTING PERSON Elisabeth Axel I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 800
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 800
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 52170U207

1	NAME OF REPORTING PERSON Steven Roth I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 29,946
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 29,946
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,946
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.07%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 52170U207

1	NAME OF REPORTING PERSON Amanda Salzhauer I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,108
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,108
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,108
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.43%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 52170U207

1	NAME OF REPORTING PERSON Amy Salzhauer I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,430
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,430
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,430
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.05%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 52170U207

1	NAME OF REPORTING PERSON Charles Salzhauer I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,606
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,606
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,606
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 52170U207

1	NAME OF REPORTING PERSON Cynthia Salzhauer I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 242
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 242
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 242
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.01%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 52170U207

1	NAME OF REPORTING PERSON Henry Salzhauer I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 197,971
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 197,971
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,971
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.06%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 52170U207

1	NAME OF REPORTING PERSON Michael Salzhauer I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 197,971
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 197,971
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,971
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.06%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 52170U207

1	NAME OF REPORTING PERSON Susan Salzhauer I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 247
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 247
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.01%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 52170U207
ITEM 1(a).	NAME OF ISSUER: Leading Brands, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 33 W. 8th Avenue - Unit 101 Vancouver, BC Canada V5Y 1MG
ITEM 2(a).	NAME OF PERSON FILING:
Friends of Eden LLC
Benjamin Partners LLC Retirement Plan Trust
B.H.C. Partners LLC
Combined Partners LLC
LifeWise Family Financial Security, Inc.
Anne Angowitz
Blair Axel
Elisabeth Axel
Steven Roth
Amanda Salzhauer
Amy Salzhauer
Charles Salzhauer
Cynthia Salzhauer
Henry Salzhauer
Michael Salzhauer
Susan Salzhauer

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Friends of Eden LLC is a New York limited liability company ("Friends of Eden) with its principal business address at 589 Broadway, New York, New York 10012.

Benjamin Partners LLC Retirement Plan Trust (the "Trust") is a New York trust with its principal business address at 589 Broadway, New York, New York 10012.

B.H.C. Partners LLC is a New York limited liability company ("BHC") with its principal business address at 589 Broadway, New York, New York 10012.

Combined Partners LLC is a New York limited liability company ("Combined Partners") with its principal business address at 589 Broadway, New York, New York 10012.

LifeWise Family Financial Security, Inc. is a Utah corporation ("LifeWise") with its principal address at P.O. Box 58026, Salt Lake City, Utah 84158

Anne Angowitz is a citizen of the United States. She has an address at 370 Lexington Avenue, 27th Fl., New York, New York 10017

Blair Axel is a citizen of the United States. He has an address at 589 Broadway, New York, New York 10012.

Elisabeth Axel is a citizen of the United States. She has an address at 589 Broadway, New York, New York 10012.

Steven Roth is a citizen of the United States. He has an address at 589 Broadway, New York, New York 10012.

Amanda Salzhauer is a citizen of the United States. She has an address at 589 Broadway, New York, New York 10012.

Amy Salzhauer is a citizen of the United States. She has an address at 589 Broadway, New York, New York 10012.

Charles Salzhauer is a citizen of the United States. He has an address at 589 Broadway, New York, New York 10012.

Cynthia Salzhauer is a citizen of the United States. She has an address at 589 Broadway, New York, New York 10012.

Henry Salzhauer is a citizen of the United States. He has an address at 589 Broadway, New York, New York 10012.

Michael Salzhauer is a citizen of the United States. He has an address at 589 Broadway, New York, New York 10012.

Susan Salzhauer is a citizen of the United States. She has an address at 589 Broadway, New York, New York 10012.

ITEM 2(c).	CITIZENSHIP: See Item 2(b)
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock, without par value
ITEM 2(e).	CUSIP NUMBER: 52170U207
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
As of the date hereof, Friends of Eden beneficially owns an aggregate of 34,826 shares of Common Stock, representing approximately 1.24% of the shares of Common Stock presently outstanding based upon the 2,802,412 shares of Common Stock reported by the Issuer to be issued and outstanding as of February 28, 2017 (the "Issued and Outstanding Shares"). Each of Blair Axel, Henry Salzhauer and Michael Salzhauer may be deemed to beneficially own the 34,826 shares of Common Stock beneficially owned by Friends of Eden. Each of Blair Axel, Henry Salzhauer and Michael Salzhauer disclaims beneficial ownership except to the extent of his pecuniary interest therein.

As of the date hereof, the Trust beneficially owns an aggregate of 2,680 shares of Common stock, representing approximately .10% of the Issued and Outstanding Shares. Each of Blair Axel, Henry Salzhauer and Michael Salzhauer may be deemed to beneficially own the 2,680 shares of Common Stock beneficially owned by the Trust. Each of Blair Axel, Henry Salzhauer and Michael Salzhauer disclaims beneficial ownership except to the extent of his pecuniary interest therein.

As of the date hereof, BHC beneficially owns an aggregate of 3,640 shares of Common Stock, representing approximately .13% of the Issued and Outstanding Shares. Each of Blair Axel, Henry Salzhauer, and Michael Salzhauer may be deemed to beneficially own the 3,640 shares of Common stock beneficially owned by BHC. Each of Blair Axel, Henry Salzhauer and Michael Salzhauer disclaims beneficial ownership except to the extent of his pecuniary interest therein.

As of the date hereof, Combined Partners beneficially owns an aggregate of 20,224 shares of Common Stock representing approximately .72% of the Issued and Outstanding Shares. Each of Blair Axel, Henry Salzhauer and Michael Salzhauer may be deemed to be the beneficial owners of the 20,224 shares of Common Stock beneficially owned by Combined Partners. Each of Blair Axel, Henry Salzhauer and Michael Salzhauer disclaims beneficial ownership except to the extent of his pecuniary interest therein.
As of the date hereof, LifeWise beneficially owns an aggregate of 61,817 shares of Common Stock, representing approximately 2.21% of the Issued and Outstanding Shares. Each of Blair Axel, Henry Salzhauer and Michael Salzhauer may be deemed to beneficially own the 61,817 shares of Common Stock beneficially owned by LifeWise. Each of Blair Axel, Henry Salzhauer and Michael Salzhauer disclaims beneficial ownership except to the extent of his pecuniary interest therein.

As of the date hereof, Anne Angowitz beneficially owns an aggregate of 652 shares of Common Stock, representing approximately .02% of the Issued and Outstanding Shares. Each of Blair Axel, Henry Salzhauer and Michael Salzhauer may be deemed to beneficially own the 652 shares of Common Stock beneficially owned by Anne Angowitz. Each of Blair Axel, Henry Salzhauer and Michael Salzhauer disclaims beneficial ownership except to the extent of his pecuniary interest therein.

As of the date hereof, Blair Axel beneficially owns an aggregate of 168,025 shares of Common Stock, representing approximately 6.00% of the Issued and Outstanding Shares (consisting of (i) 400 shares beneficially owned by the Blair Axel IRA and (ii) the shares of Common Stock beneficially owned by all of the other Reporting Persons other than Steven Roth (as to each of which he shares voting and dispositive power with Henry Salzhauer and Michael Salzhauer)). Blair Axel disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein.

As of the date hereof, Elisabeth Axel beneficially owns 800 shares of Common Stock, representing .03% of the Issued and Outstanding Shares. Each of Blair Axel, Henry Salzhauer and Michael Salzhauer may be deemed to beneficially own the 800 shares of Common Stock beneficially owned by Elisabeth Axel. Each of Blair Axel, Henry Salzhauer and Michael Salzhauer disclaims beneficial ownership except to the extent of his pecuniary interest therein.

As of the date hereof, Steven Roth beneficially owns 29,946 shares of Common Stock, representing 1.07% of the Issued and Outstanding Shares. Each of Henry Salzhauer and Michael Salzhauer may be deemed to beneficially own the 29,946 shares of Common Stock beneficially owned by Steven Roth. Each of Henry Salzhauer and Michael Salzhauer disclaims beneficial ownership except to the extent of his pecuniary interest therein.

As of the date hereof, Amanda Salzhauer beneficially owns an aggregate of 12,108 shares of Common Stock, representing approximately .43% of the Issued and Outstanding Shares (consisting of (i) 1,800 shares beneficially owned as trustee of the Rebecca Salzhauer Trust, (ii) 920 shares beneficially owned as trustee of the Abigail Salzhauer Trust, (iii) 9,028 shares beneficially owned by Amanda Salzhauer and (iv) 360 shares beneficially owned by the Amanda Salzhauer IRA). Amanda Salzhauer disclaims beneficial ownership of such shares of Common Stock except to the extent of her pecuniary interest therein. Each of Blair Axel, Henry Salzhauer and Michael Salzhauer may be deemed to beneficially own the 12,108 shares of Common Stock beneficially owned by Amanda Salzhauer. Each of Blair Axel, Henry Salzhauer and Michael Salzhauer disclaims beneficial ownership except to the extent of his pecuniary interest therein.

As of the date hereof, Amy Salzhauer beneficially owns an aggregate of 1,430 shares of Common Stock, representing approximately .05% of the Issued and Outstanding Shares (consisting of (i) 1,360 shares beneficially owned by Amy Salzhauer and (ii) 70 shares owned by the Amy Salzhauer IRA). Each of Blair Axel, Henry Salzhauer and Michael Salzhauer may be deemed to beneficially own the 1,430 shares of Common Stock beneficially owned by Amy Salzhauer. Each of Blair Axel, Henry Salzhauer and Michael Salzhauer disclaims beneficial ownership except to the extent of his pecuniary interest therein.

As of the date hereof, Charles Salzhauer beneficially owns an aggregate of 5,606 shares of Common Stock, representing approximately .20% of the Issued and Outstanding Shares. Each of Blair Axel, Henry Salzhauer and Michael Salzhauer may be deemed to beneficially own the 5,848 shares of Common Stock beneficially owned by Charles Salzhauer. Each of Blair Axel, Henry Salzhauer and Michael Salzhauer disclaims beneficial ownership except to the extent of his pecuniary interest therein.

As of the date hereof, Cynthia Salzhauer beneficially owns 242 shares of Common Stock, representing approximately .01% of the Issued and Outstanding Shares. Each of Blair Axel, Henry Salzhauer and Michael Salzhauer may be deemed to beneficially own the 242 shares of Common Stock beneficially owned by Cynthia Salzhauer. Each of Blair Axel, Henry Salzhauer and Michael Salzhauer disclaims beneficial ownership except to the extent of his pecuniary interest therein.

As of the date hereof, Henry Salzhauer beneficially owns an aggregate of 197,971 shares of Common Stock, representing approximately 7.06% of the Issued and Outstanding Shares (consisting of (i) 160,859 shares beneficially owned by the other Reporting Persons other than Steven Roth (as to each of which he shares voting and dispositive power with Blair Axel and Michael Salzhauer), (ii) 1,004 shares beneficially owned by Henry Salzhauer, (iii) 29,946 shares beneficially owned by Steven Roth (as to which he shares voting and dispositive power with Michael Salzhauer) and (iv) 6,162 shares beneficially owned by Henry Salzhauer IRA). Henry Salzhauer disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein.

As of the date hereof, Michael Salzhauer beneficially owns an aggregate of 197,971 shares of Common Stock, representing approximately 7.06% of the Issued and Outstanding Shares (consisting of (i) 151,838 shares beneficially owned by the other Reporting Persons other than Steven Roth (as to each of which he shares voting and dispositive power with Blair Axel and Henry Salzhauer), (ii) 6,398 shares beneficially owned by Michael Salzhauer IRA, (iii) 29,946 shares beneficially owned by Steven Roth (as to which he shares voting and dispositive power with Henry Salzhauer) and (iv) 9,789 shares beneficially owned by Michael Salzhauer.)

As of the date hereof, Susan Salzhauer beneficially owns an aggregate of 247 shares of Common Stock, representing approximately .01% of the Issued and Outstanding Shares. Each of Blair Axel, Henry Salzhauer and Michael Salzhauer may be deemed to beneficially own the 247 shares of Common Stock beneficially owned by Susan Salzhauer. Each of Blair Axel, Henry Salzhauer and Michael Salzhauer disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by the Reporting Persons and covered by this Statement.

(b) Percent of class:
See Item 4(a)
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Friends of Eden LLC - 34,826
Benjamin Partners LLC Retirement Plan Trust - 2,680
B.H.C. Partners LLC - 3,640
Combined Partners LLC - 20,224
LifeWise Family Financial Security, Inc. - 61,817
Anne Angowitz - 0
Blair Axel - 0
Elisabeth Axel - 0
Steven Roth - 0
Amanda Salzhauer - 0
Amy Salzhauer - 0
Charles Salzhauer - 0
Cynthia Salzhauer - 0
Henry Salzhauer - 0
Michael Salzhauer - 0
Susan Salzhauer - 0

(ii) shared power to vote or to direct the vote:
Friends of Eden LLC - 0
Benjamin Partners LLC Retirement Plan Trust - 0
B.H.C. Partners LLC - 0
Combined Partners LLC - 0
LifeWise Family Financial Security, Inc. - 0
Anne Angowitz - 652
Blair Axel - 168,025
Elisabeth Axel - 800
Steven Roth - 29,946
Amanda Salzhauer - 12,108
Amy Salzhauer - 1,430
Charles Salzhauer - 5,606
Cynthia Salzhauer - 242
Henry Salzhauer - 197,971
Michael Salzhauer - 197,971
Susan Salzhauer - 247

(iii) sole power to dispose or direct the disposition of:
Friends of Eden LLC - 34,826
Benjamin Partners LLC Retirement Plan Trust - 2,680
B.H.C. Partners LLC - 3,640
Combined Partners LLC - 20,224
LifeWise Family Financial Security, Inc. - 61,817
Anne Angowitz - 0
Blair Axel - 0
Elisabeth Axel - 0
Steven Roth - 0
Amanda Salzhauer - 0
Amy Salzhauer - 0
Charles Salzhauer - 0
Cynthia Salzhauer - 0
Henry Salzhauer - 0
Michael Salzhauer - 0
Susan Salzhauer - 0

(iv) shared power to dispose or to direct the disposition of:
Friends of Eden LLC - 0
Benjamin Partners LLC Retirement Plan Trust - 0
B.H.C. Partners LLC - 0
Combined Partners LLC - 0
LifeWise Family Financial Security, Inc. - 0
Anne Angowitz - 652
Blair Axel - 168,025
Elisabeth Axel - 800
Steven Roth - 29,946
Amanda Salzhauer - 12,108
Amy Salzhauer - 1,430
Charles Salzhauer - 5,606
Cynthia Salzhauer - 242
Henry Salzhauer - 197,971
Michael Salzhauer - 197,971
Susan Salzhauer - 247

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not applicable.
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 52170U207
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 25 2017	FRIENDS OF EDEN LLC By: /s/ Michael Salzhauer Name: Michael Salzhauer Title: Manager
July 25 2017	BENJAMIN PARTNERS LLC RETIREMENT PLAN TRUST By: /s/ Michael Salzhauer Name: Michael Salzhauer Title: Co-Trustee
July 25 2017	B.H.C. COMPANY LLC By: /s/ Michael Salzhauer Name: Michael Salzhauer Title: Manager
July 25 2017	COMBINED PARTNERS LLC By: /s/ Michael Salzhauer Name: Michael Salzhauer Title: Manager
July 25 2017	LIFEWISE FAMILY FINANCIAL SECURITY, INC. By: /s/ Michael Salzhauer Name: Michael Salzhauer Title: President & CEO
July 25 2017	Anne Angowitz By: /s/ Michael Salzhauer (attorney in fact) Name: Michael Salzhauer (attorney in fact) Title: Attorney in Fact
July 25 2017	Blair Axel By: /s/ Blair Axel Name: Blair Axel Title: Self
July 25 2017	Elisabeth Axel By: /s/ Michael Salzhauer (attorney in fact) Name: Michael Salzhauer Title: Attorney in Fact
July 25 2017	Steven Roth By: /s/ Michael Salzhauer (attorney in fact) Name: Michael Salzhauer Title: Attorney in Fact
July 25 2017	Amy Salzhauer By: /s/ Michael Salzhauer (attorney in fact) Name: Michael Salzhauer Title: Attorney in Fact
July 25 2017	Charles Salzhauer By: /s/ Michael Salzhauer (attorney in fact) Name: Michael Salzhauer Title: Attorney in Fact
July 25 2017	Cynthia Salzhauer By: /s/ Michael Salzhauer (attorney in fact) Name: Michael Salzhauer Title: Attorney in Fact
July 25 2017	Henry Salzhauer By: /s/ Henry Salzhauer Name: Henry Salzhauer Title: Self
July 25 2017	Michael Salzhauer By: /s/ Michael Salzhauer Name: Michael Salzhauer Title: Self
July 25 2017	Susan Salzhauer By: /s/ Michael Salzhauer (attorney in fact) Name: Michael Salzhauer Title: Attorney in Fact
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).